PIVOTAL INVESTMENT CORPORATION II

c/o Graubard Miller

405 Lexington Avenue

New York, NY 10174

July 10, 2019

VIA EDGAR

Mr. Ronald Alper

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pivotal Investment Corporation II
Registration Statement on Form S-1
File No. 333-232019

Dear Mr. Alper:

Pivotal Investment Corporation II (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Thursday, July 11, 2019, or as soon thereafter as practicable.

Very truly yours,

PIVOTAL INVESTMENT CORPORATION II

By: /s/ Jonathan J. Ledecky

Name: Jonathan J. Ledecky

Title:   Chief Executive Officer